

June 28, 2011

Via E-mail
Bryan J. O'Shaughnessy, CEO
Go Green Directories, Inc.
1030 Alhambra Circle
Coral Gables, FL 33134

> **Re:** **Go Green Directories, Inc.**
> **Amendment No. 8 to Registration Statement on Form S-1**
> **Filed June 10, 2011**
> **File No. 333-168263**

Dear Mr. O'Shaughnessy:

We have reviewed your amended registration statement and have the following comments. References to prior comments refer to those in our letter dated June 1, 2011.

General

1. We note your response to prior comment 1 and your statement that you do not believe that the language regarding this offering that appeared on your website between March 6, 2011 and June 1, 2011 was a permissible communication consistent with Section 5(b)(1) of the Securities Act. Accordingly, as requested in prior comment 1, please revise your risk factors section, Management's Discussion and financial statement notes to provide a detailed qualitative and quantitative discussion of the potential risks to you and your investors resulting from your use for three months of a written offer that does not appear to have complied with Section 5(b)(1).

Liquidity and Capital Resources

2. Revise to include a discussion of your liquidity position as of the most recent balance sheet date included in the filing. In this regard, it is unclear why you believe a discussion of your liquidity position after an equity private placement that took place over a year ago is meaningful to an investor. Please revise your disclosures accordingly.

3. We note your revised disclosures where you indicate that the 27,000 listings are scheduled to be totally installed and linked to your website on or before June 15, 2011. However, we note that as of the date of this letter, such listings are not yet available. Please update us as to the status of these listing and revise your disclosures accordingly.

Interim Financial Statements

Note 6. Subsequent Events

4.   Revise to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued or the date the financial statements were available to be issued pursuant to ASC 855-10-50-1.

        You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to the undersigned at (202) 551-3456. If you require additional assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Matthew Crispino

                                        Matthew Crispino
                                        Staff Attorney

cc: Via E-mail
        Jill Arlene Robbins, Esq.